VEON Appoints New Members to the Group Executive Committee Dubai, 16 January 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Group”), today announces the appointments of two of its operating company CEOs to its Group Executive Committee (“GEC”). Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, and Evgeniy Nastradin, CEO of Beeline Kazakhstan, have joined the GEC effective 1 January 2025, in addition to their country CEO responsibilities. These appointments to the GEC will further strengthen VEON’s strategic alignment to its markets. They will enable Aamir and Evgeniy to further contribute to the Group’s ambitious digital services-driven growth plans while also highlighting the investor value potential of VEON’s key digital services and capabilities. Commenting on the appointments, VEON Group CEO Kaan Terzioglu said: “I’m delighted to welcome Aamir and Evgeniy to the GEC. Aamir, who has transformed our financial services in Pakistan into a game-changer for the country, will bring in the experience of our Pakistan operations as the Group sponsor our financial services businesses. Evgeniy, who led the creation and expansion of QazCode into a leading digital enterprise solutions provider in Kazakhstan, will also be the Group sponsor supporting the evolution of our technology companies into market-transforming players. I look forward to working with them both in their new roles as VEON delivers on its ambitious growth agenda for all of its stakeholders.” About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s corporate strategy. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information Hande Asik Group Director of Communications pr@veon.com